Exhibit 99.1

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

September 30, 2024

with report on review of interim condensed consolidated financial information

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

To the Shareholders and Management of

StoneCo Ltd.

Introduction

We have reviewed the accompanying interim consolidated statement of financial position of StoneCo Ltd. (the “Company”) as of September 30, 2024 and the related interim consolidated statements of profit or loss and of other comprehensive income (loss) for the three and nine-months periods then ended, and of changes in equity and cash flows for the nine-months period then ended and explanatory notes.

Management is responsible for the preparation and fair presentation of this interim condensed consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statement does not give a true and fair view of the financial position of the entity as at September 30, 2024, and of its financial performance and its cash flows for the three and nine-months periods then ended in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, November 11, 2024

ERNST & YOUNG

Auditores Independentes S/S Ltda.

Unaudited interim consolidated statement of financial position
As of September 30, 2024 and December 31, 2023
(In thousands of Brazilian Reais)

	Notes	September 30, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	4	4,013,279	2,176,416
Short-term investments	5.1	373,652	3,481,496
Financial assets from banking solutions	5.5	7,558,492	6,397,898
Accounts receivable from card issuers	5.2.1	26,207,888	23,895,512
Trade accounts receivable	5.3.1	381,379	459,947
Loans operations portfolio	5.4	653,745	209,957
Recoverable taxes	7	376,004	146,339
Derivative financial instruments	5.7	51,838	4,182
Other assets	6	373,871	380,854
		39,990,148	37,152,601
Non-current assets
Long-term investments	5.1	32,629	45,702
Accounts receivable from card issuers	5.2.1	102,331	81,597
Trade accounts receivable	5.3.1	26,038	28,533
Loans operations portfolio	5.4	144,059	40,790
Derivative financial instruments	5.7	344	—
Receivables from related parties	11.1	628	2,512
Deferred tax assets	8.2	692,799	664,492
Other assets	6	145,044	137,508
Investment in associates		79,139	83,010
Property and equipment	9.1	1,760,401	1,661,897
Intangible assets	10.1	8,952,124	8,794,919
		11,935,536	11,540,960

Total assets		51,925,684	48,693,561
			(continued)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of financial position
As of September 30, 2024 and December 31, 2023
(In thousands of Brazilian Reais)

	Notes	September 30, 2024	December 31, 2023

Liabilities and equity
Current liabilities
Retail deposits	5.6.1	6,816,752	6,119,455
Accounts payable to clients	5.2.2	16,550,066	19,163,672
Trade accounts payable		564,346	513,877
Institutional deposits and marketable debt securities	5.6.2	1,763,481	475,319
Other debt instruments	5.6.2	1,053,492	1,404,678
Labor and social security liabilities		603,162	515,749
Taxes payable		431,518	514,299
Derivative financial instruments	5.7	1,480	4,558
Other liabilities		288,432	119,526
		28,072,729	28,831,133
Non-current liabilities
Accounts payable to clients	5.2.2	53,347	35,455
Institutional deposits and marketable debt securities	5.6.2	4,940,927	3,495,759
Other debt instruments	5.6.2	2,277,700	143,456
Derivative financial instruments	5.7	83,781	311,613
Deferred tax liabilities	8.2	600,411	546,514
Provision for contingencies	12.1	247,583	208,866
Labor and social security liabilities		33,261	34,301
Other liabilities		286,968	410,504
		8,523,978	5,186,468

Total liabilities		36,596,707	34,017,601

Equity	13
Issued capital	13.1	76	76
Capital reserve	13.2	14,107,223	14,056,484
Treasury shares	13.3	(1,205,664)	(282,709)
Other comprehensive income (loss)	13.4	(204,197)	(320,449)
Retained earnings		2,577,649	1,168,862
Equity attributable to controlling shareholders		15,275,087	14,622,264
Non-controlling interests		53,890	53,696
Total equity		15,328,977	14,675,960

Total liabilities and equity		51,925,684	48,693,561
			(concluded)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of profit or loss
For the nine and three months ended September 30, 2024 and 2023
(In thousands of Brazilian Reais, unless otherwise stated)

		Nine months ended September 30,		Three months ended September 30,
	Notes	2024	2023	2024	2023

Net revenue from transaction activities and other services	15.1	2,386,195	2,441,652	828,854	868,527
Net revenue from subscription services and equipment rental	15.1	1,375,600	1,365,878	465,624	463,419
Financial income	15.1	5,486,596	4,458,553	1,918,820	1,620,914
Other financial income	15.1	399,626	540,238	143,935	187,022
Total revenue and income		9,648,017	8,806,321	3,357,233	3,139,882

Cost of services	16	(2,510,344)	(2,180,064)	(859,044)	(773,485)
Administrative expenses	16	(827,215)	(880,286)	(314,728)	(278,338)
Selling expenses	16	(1,556,363)	(1,244,252)	(501,758)	(442,433)
Financial expenses, net	17	(2,658,133)	(3,056,365)	(910,534)	(1,058,882)
Mark-to-market on equity securities designated at FVPL	16	—	30,574	—	—
Other income (expenses), net	16	(290,600)	(240,867)	(101,624)	(82,616)
		(7,842,655)	(7,571,260)	(2,687,688)	(2,635,754)

Gain (loss) on investment in associates		266	(2,443)	379	(595)
Profit before income taxes		1,805,628	1,232,618	669,924	503,533

Current income tax and social contribution	8.1	(369,903)	(252,935)	(112,674)	(135,182)
Deferred income tax and social contribution	8.1	(20,952)	(35,446)	(14,373)	42,985
Net income for the period		1,414,773	944,237	542,877	411,336

Net income attributable to:
Controlling shareholders		1,408,787	940,762	539,692	408,754
Non-controlling interests		5,986	3,475	3,185	2,582
		1,414,773	944,237	542,877	411,336

Earnings per share
Basic earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14	4.62	3.00	1.82	1.30
Diluted earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14	4.53	2.89	1.78	1.25

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of other comprehensive income (loss)
For the nine and three months ended September 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Nine months ended September 30,		Three months ended September 30,
	Notes	2024	2023	2024	2023

Net income for the period		1,414,773	944,237	542,877	411,336
Other comprehensive income ("OCI")

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	19.1	(3,242)	122,093	85,884	(17,741)
Tax on changes in the fair value of accounts receivable from card issuers		1,162	(41,504)	(29,202)	6,032
Exchange differences on translation of foreign operations		629	(13,603)	(876)	(4,835)
Changes in the fair value of cash flow hedge		76,618	40,642	207,401	(24,815)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Net monetary position in hyperinflationary economies		3,422	2,494	1,046	1,574
Gain on sale of equity instruments designated at fair value through other comprehensive income	5.1	35,647	—	—	—
Changes in the fair value of equity instruments designated at fair value	5.1/19.1	1,623	2,857	—	3,998
Other comprehensive income (loss) for the period		115,859	112,979	264,253	(35,787)

Total comprehensive income for the period		1,530,632	1,057,216	807,130	375,549

Total comprehensive income attributable to:
Controlling shareholders		1,525,039	1,053,741	803,509	372,967
Non-controlling interests		5,593	3,475	3,621	2,582
Total comprehensive income for the period		1,530,632	1,057,216	807,130	375,549

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of changes in equity
For the nine months ended September 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings	Total	Non-controlling interests	Total

Balance as of December 31, 2022		76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024
Net income for the period		—	—	—	—	—	—	—	—	940,762	940,762	3,475	944,237
Other comprehensive income for the period		—	—	—	—	—	—	—	112,979	—	112,979	—	112,979
Total comprehensive income		—	—	—	—	—	—	—	112,979	940,762	1,053,741	3,475	1,057,216
Treasury shares - delivered on business combination and sold		—	—	—	—	—	—	—	—	—	—	—	—
Share-based payments		—	—	(647)	—	185,245	184,598	647	—	—	185,245	(114)	185,131
Shares delivered under share-based payment arrangements		—	—	(47,591)	—	(4,873)	(52,464)	53,270	—	—	806	—	806
Equity transaction related to put options over non-controlling interest		—	—	—	—	(20,341)	(20,341)	—	—	—	(20,341)	(321)	(20,662)
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—	—	—	49	49
Dividends paid		—	—	—	—	—	—	—	—	—	—	(3,737)	(3,737)
Others		—	—	—	—	(22)	(22)	—	—	—	(22)	—	(22)
Balance as of September 30, 2023		76	13,825,325	(493,300)	61,127	537,438	13,930,590	(15,168)	(319,722)	517,559	14,113,335	55,470	14,168,805

Balance as of December 31, 2023		76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	1,168,862	14,622,264	53,696	14,675,960
Net income for the period		—	—	—	—	—	—	—	—	1,408,787	1,408,787	5,986	1,414,773
Other comprehensive income for the period		—	—	—	—	—	—	—	116,252	—	116,252	(393)	115,859
Total comprehensive income		—	—	—	—	—	—	—	116,252	1,408,787	1,525,039	5,593	1,530,632
Repurchase of shares	13.3	—	—	—	—	—	—	(978,993)	—	—	(978,993)	—	(978,993)
Share-based payments		—	—	—	—	129,090	129,090	—	—	—	129,090	—	129,090
Shares delivered under share-based payment arrangements		—	—	(54,803)	—	—	(54,803)	56,038	—	—	1,235	—	1,235
Equity transaction related to put options over non controlling interest		—	—	—	—	(23,548)	(23,548)	—	—	—	(23,548)	1,316	(22,232)
Dividends paid		—	—	—	—	—	—	—	—	—	—	(6,177)	(6,177)
Others		—	—	—	—	—	—	—	—	—	—	(538)	(538)
Balance as of September 30, 2024		76	13,825,325	(573,307)	61,127	794,078	14,107,223	(1,205,664)	(204,197)	2,577,649	15,275,087	53,890	15,328,977

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the nine months ended September 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Nine months ended September 30,
	Notes	2024	2023
Operating activities
Net income for the period		1,414,773	944,237
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	9.2	705,392	657,138
Deferred income tax and social contribution	8.1	20,952	35,446
Gain (loss) on investment in associates		(266)	2,443
Accrued interest, monetary and exchange variations, net		97,197	(207,162)
Provision for contingencies	12.1	64,515	26,475
Share-based payments expense	18.1.4	158,359	181,645
Allowance for expected credit losses		118,975	99,616
Loss on disposal of property, equipment and intangible assets	19.5	5,789	53,240
Effect of applying hyperinflation accounting		3,836	2,447
Loss on sale of subsidiary		52,958	—
Fair value adjustment in financial instruments at FVPL	19.1	(210,900)	96,563
Fair value adjustment in derivatives		252,578	13,131
Remeasurement of previously held interest in subsidiary acquired	20.1.3	(7,467)	—
Other		—	1,168
Working capital adjustments:
Accounts receivable from card issuers		(505,436)	2,187,123
Receivables from related parties		23,491	11,988
Recoverable taxes		(28,066)	156,487
Prepaid expenses		87,853	66,673
Trade accounts receivable, banking solutions and other assets		(28,803)	44,848
Loans operations portfolio		(463,597)	—
Accounts payable to clients		(7,698,729)	(3,641,277)
Taxes payable		(164,457)	66,505
Labor and social security liabilities		57,228	66,591
Payment of contingencies	12.1	(44,910)	(27,751)
Trade accounts payable and other liabilities		224,857	(34,771)

Interest paid (a)		(579,808)	(480,201)
Interest income received, net of costs	19.4	3,242,740	1,825,042
Income tax paid		(119,646)	(83,316)
Net cash (used in) / provided by in operating activities		(3,320,592)	2,064,328
			(continued)
Investing activities
Purchases of property and equipment	19.5	(561,056)	(591,804)
Purchases and development of intangible assets	19.5	(388,239)	(333,170)
Proceeds from (acquisition of) short-term investments, net		3,129,630	1,600,368
Sale of subsidiary, net of cash disposed of		(4,204)	—
Proceeds from disposal of long-term investments – equity securities	5.1	57,540	218,105
Proceeds from the disposal of non-current assets	19.5	4,394	515
Acquisition of subsidiary, net of cash acquired		(9,054)	—
Payment for interest in subsidiaries acquired		(162,237)	(34,025)
Net cash (used in) / provided by investing activities	2,066,774	859,989

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the nine months ended September 30, 2024 and 2023
(In thousands of Brazilian Reais)

		Nine months ended September 30,
	Notes	2024	2023
Financing activities
Proceeds from institutional deposits and marketable debt securities	5.6.2	4,150,349	371,380
Payment of institutional deposits and marketable debt securities	5.6.2	(1,872,710)	(5,004)
Proceeds from other debt instruments, except lease	5.6.2	4,487,263	3,888,209
Payment to other debt instruments, except lease	5.6.2	(2,569,765)	(4,939,187)
Payment of principal portion of leases liabilities	5.6.2	(53,228)	(71,174)
Payment of derivative financial instruments designated for hedge accounting		(112,772)	—
Repurchase of own shares	13.3	(978,993)	—
Acquisition of non-controlling interests		72	(1,369)
Dividends paid to non-controlling interests		(6,177)	(3,737)
Net cash (used in) / provided by financing activities		3,044,039	(760,882)

Effect of foreign exchange on cash and cash equivalents		46,642	17,033
Change in cash and cash equivalents		1,836,863	2,180,468

Cash and cash equivalents at beginning of period	4	2,176,416	1,512,604
Cash and cash equivalents at end of period	4	4,013,279	3,693,072
Change in cash and cash equivalents		1,836,863	2,180,468

_________________

(a) The amount of interest paid includes payment of coupons of derivatives designated as cash flow hedge of financial liabilities.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

1.	Operations

StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.

VCK Investment Fund Limited SAC is the ultimate parent of HR Holdings LLC, which holds, approximately, 31% of the Company’s voting shares. VCK Investment Fund Limited SAC is owned by the co-founder of the Company, Mr. Andre Street.

The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE and its Brazilian Depository Receipts (BDRs) representing the underlying Company´s shares are traded on the Brazilian stock exchange (B3) under the ticker symbol STOC31.

The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online device platforms helping them to better manage their businesses by increasing the productivity of their sales initiatives.

The interim condensed consolidated financial statements of the Group for the nine months ended September 30, 2024 and 2023 were approved by the Audit Committee on November 11 , 2024.

1.1. Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Basis of preparation and changes to the Group’s accounting policies and estimates

2.1.       Basis of preparation

The interim condensed consolidated financial statements for the nine months ended September 30, 2024 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2023.

The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year, except for the following:

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client. The new criteria has been adopted and the Group has applied prospectively because the effect of the change and of the old criteria was not material to the consolidated financial statements both for the current and past periods. For further details see Note 15.1.

Considering that the Group is diversifying its sources of funding in the different markets (retail, banking, capital markets, institutional and other), as from June 30, 2024, a revised classification of deposits and debt instruments has been adopted. The comparative balances as of December 31, 2023 have been retroactively reclassified following the new criteria.

2.2.       Estimates

The preparation of the Group’s financial statements requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented of revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

Judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those from the consolidated financial statements for the year ended December 31, 2023.

3.	Group information

3.1.       Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which the Company holds control.

The following table shows the main consolidated entities, which correspond to the Group’s most relevant operating vehicles.

		% of Group's equity interest
Entity name	Principal activities	September 30, 2024	December 31, 2023

Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios (“FIDC TAPSO”)	Investment fund	100.00	100.00

On February 7, 2024, the equity interest of Ametista Serviços Digitais Ltda., Esmeralda Serviços Digitais Ltda., Diamante Serviços Digitais Ltda., and Safira Serviços Digitais Ltda. (collectively the “Pinpag") was sold, thus, the Group ceased to hold equity interest in these entities.

In the first quarter of 2024, the Group incorporated the companies Linx Impulse Ltda. ("Linx Impulse"), Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI"), Sponte Educação Ltda. ("Sponte Educação") and Linx Automotivo Ltda. (“Linx Automotivo”) all of which are wholly owned by the Group.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

In the second quarter of 2024, the Group incorporated the companies Linx People Ltda. (“Linx People”), Linx Saúde Ltda. (“Linx Saúde”), Linx Commerce Ltda. (“Linx Commerce”) and Linx Enterprise Ltda. (“Linx Enterprise”) all of which are wholly owned by the Group.

Other than the changes described above there were no other changes in the interest held by the Group in its subsidiaries.

The Group holds call options to acquire additional interests in some of its subsidiaries (Note 5.7) and issued put options to non-controlling investors (Note 5.10.1)

3.2.       Associates

The following table shows all entities in which the Group has significant influence.

		% of Group's equity interest
Entity name	Principal activities	September 30, 2024	December 31, 2023

Agilize Tecnologia S.A ("Agilize")	Technology services	33.33	33.33
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
APP Sistemas S.A. (“APP”) (a)	Technology services	19.80	19.90
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.50	29.50
Dental Office S.A. (“Dental Office”)	Technology services	20.00	20.00
Neostore Desenvolvimento de Programas de Computador S.A. (“Neomode”) (b)	Technology services	42.25	40.02
Trinks Serviços de Internet S.A. (“Trinks”) (c)	Technology services	—	19.90

(a)	In the first quarter of 2024, the equity interest held by the Group was diluted by the issuance of new shares under a long-term incentive program.

(b)	On April 17, 2024, Linx Sistemas, a Group company, increased its equity interest in Neomode through a loan conversion.

(c)	On May 2, 2024, Stne Participações S.A. (“STNE Par”), a Group company, acquired 100% of the remaining shares of Trinks. STNE Par had already owned 19.90% of Trinks' share capital. (Note 20.1)

The Group holds call options to acquire additional interests in some of its associates (Note 5.7).

4.	Cash and cash equivalents

	September 30, 2024	December 31, 2023

Denominated in R$	3,970,342	2,128,425
Denominated in US$	42,937	47,991
Total	4,013,279	2,176,416

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

5.	Financial instruments

5.1.       Short and Long-term investments

	Short-term		Long-term		September 30, 2024
	Listed securities	Unlisted securities	Listed securities	Unlisted securities

Bonds (a)
Brazilian sovereign bonds	21,164	—	—	—	21,164
Structured notes linked to Brazilian sovereign bonds	—	293,391	—	—	293,391
Time deposits	57,643	—	—	—	57,643
Equity securities (b)	—	—	—	32,629	32,629
Investment funds (c)	—	1,454	—	—	1,454
Total	78,807	294,845	—	32,629	406,281

Current					373,652
Non-current					32,629

	Short-term		Long-term		December 31, 2023
	Listed securities	Unlisted securities	Listed securities	Unlisted securities

Bonds (a)
Brazilian sovereign bonds	2,954,236	—	—	—	2,954,236
Structured notes linked to Brazilian sovereign bonds	—	473,259	—	—	473,259
Time deposits	51,933	—	—	—	51,933
Equity securities (b)	—	—	—	45,702	45,702
Investment funds (c)	—	2,068	—	—	2,068
Total	3,006,169	475,327	—	45,702	3,527,198

Current					3,481,496
Non-current					45,702

(a)	As of September 30, 2024, bonds of listed securities are mainly linked to the CDI and Selic benchmark interest rates.

(b)	Comprised of common shares of unlisted entities. All assets at the reporting dates are unlisted securities that are not traded in an active market and recognized at fair value through other comprehensive income. Fair value of unlisted equity instruments was determined based on negotiations of the securities. The change in fair value of equity securities at FVOCI for the nine months ended September 30, 2024 was R$ 1,623, (R$ 2,857 for the nine months ended September 30, 2023).
On June 03, 2024, the Group sold its remaining stake in Cloudwalk INC for payment of R$ 57,540. The gain on the sale of R$ 35,647 was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.

Short and Long-term investments are denominated in Brazilian Reais and U.S. dollars.

5.2.       Accounts receivable from card issuers and accounts payable to clients

5.2.1.       Composition of accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

	September 30, 2024	December 31, 2023

Accounts receivable from card issuers (a)	25,788,315	23,364,806
Accounts receivable from other acquirers (b)	581,026	667,922
Allowance for expected accounts receivable credit losses	(59,122)	(55,619)
Total	26,310,219	23,977,109

Current	26,207,888	23,895,512
Non-current	102,331	81,597

_________________

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the true sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of September 30, 2024 a total of R$ 414,680 (December 31, 2023 - R$ 467,622) were consolidated through FIDC ACR FAST and R$ 2,561,139 (December, 2023 - R$ null) through FIDC ACR I, of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of September 30, 2024, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represent the main form of funding used for the prepayment business.

Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

5.2.2.       Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

5.3.       Trade accounts receivable

5.3.1.       Composition of trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	September 30, 2024	December 31, 2023

Accounts receivable from subscription services	263,937	293,304
Accounts receivable from equipment rental	113,319	114,252
Chargeback	95,162	72,401
Services rendered	36,140	51,456
Receivables from registry operation	14,497	22,347
Cash in transit	—	24,172
Allowance for expected credit losses	(137,418)	(117,553)
Others	21,780	28,101
Total	407,417	488,480

Current	381,379	459,947
Non-current	26,038	28,533

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

5.4.       Loans operations portfolio

Portfolio balances by product:

	September 30, 2024	December 31, 2023

Merchant portfolio	863,997	309,677
Credit card	59,072	3,131
Loans operations portfolio, gross	923,069	312,808

Allowance for expected credit losses	(125,265)	(62,061)
Loans operations portfolio, net of allowance for expected credit losses	797,804	250,747

Current	653,745	209,957
Non-current	144,059	40,790

5.4.1.       Non-performing loans ("NPL")

Total outstanding of the contract whenever the clients default on an installment:

	September 30, 2024			December 31, 2023
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Balances not overdue	804,050	57,269	861,319	298,460	3,130	301,590
Balances overdue by
<= 15 days	11,531	561	12,092	4,350	1	4,351
15 < 30 days	3,881	166	4,047	1,389	—	1,389
31 < 60 days	6,605	335	6,940	2,045	—	2,045
61 < 90 days	6,118	269	6,387	2,582	—	2,582
91 < 180 days	16,461	399	16,860	824	—	824
181 < 360 days	15,351	73	15,424	27	—	27
	59,947	1,803	61,750	11,217	1	11,218

Loans operations portfolio, gross	863,997	59,072	923,069	309,677	3,131	312,808

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

5.4.2.       Aging by maturity

	September 30, 2024			December 31, 2023
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Installments not overdue
<= 15 days	15,632	13,542	29,174	1,666	615	2,281
15 < 30 days	30,698	9,564	40,262	11,244	851	12,095
31 < 60 days	79,297	9,966	89,263	30,213	457	30,670
61 < 90 days	79,349	6,803	86,152	27,696	321	28,017
91 < 180 days	203,226	11,399	214,625	82,415	525	82,940
181 < 360 days	285,983	6,474	292,457	113,005	318	113,323
361 < 720 days	118,626	6	118,632	41,572	1	41,573
> 720 days	26,494	—	26,494	61	—	61
	839,305	57,754	897,059	307,872	3,088	310,960

Installments overdue by
<= 15 days	1,998	292	2,290	247	2	249
15 < 30 days	3,720	107	3,827	657	41	698
31 < 60 days	3,996	251	4,247	799	—	799
61 < 90 days	3,559	217	3,776	99	—	99
91 < 180 days	7,041	376	7,417	3	—	3
181 < 360 days	4,378	75	4,453	—	—	—
	24,692	1,318	26,010	1,805	43	1,848

Loans operations portfolio, gross	863,997	59,072	923,069	309,677	3,131	312,808

5.4.3.       Gross carrying amount

The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, including information that addresses the behavior of each debtor. The Group calculates its loans operations portfolio in three stages:

(i)	Stage 1: corresponds to loans that do not present significant increase in credit risk since origination;

(ii)	Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination.

The Group determines Stage 2 based on following criteria:

(a)	absolute criteria: financial asset overdue more than 30 days, or;

(b)	relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significantly since origination, the Stage 1 operation is moved to Stage 2.

For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.

(iii)	Stage 3: corresponds to impaired loans.

The Group determines Stage 3 based on following criteria:

(a)	absolute criteria: financial asset overdue more than 90 days, or;

(b)	relative criteria: indicators that the financial asset will not be paid in full without activating a guarantee or financial guarantee.

The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.

The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.

Management regularly seeks forward looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect this forward looking perspective.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

Reconciliation of gross portfolio of loans operations, segregated by stages:

Stage 1	December 31, 2023	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	September 30, 2024

Merchant portfolio	296,282	558,522	(87,051)	(5,431)	32,834	1,363	—	796,519
Credit card	3,131	55,848	(2,696)	(205)	751	100	—	56,929
	299,413	614,370	(89,747)	(5,636)	33,585	1,463	—	853,448

Stage 2	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	September 30, 2024

Merchant portfolio	12,195	(2,490)	(32,834)	(37,297)	87,051	729	—	27,354
Credit card	—	29	(751)	(366)	2,696	—	—	1,608
	12,195	(2,461)	(33,585)	(37,663)	89,747	729	—	28,962

Stage 3	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	September 30, 2024

Merchant portfolio	1,200	(679)	(1,363)	(729)	5,431	37,297	(1,033)	40,124
Credit card	—	64	(100)	—	205	366	—	535
	1,200	(615)	(1,463)	(729)	5,636	37,663	(1,033)	40,659

Consolidated 3 stages	December 31, 2023	Acquisition / (Settlement)	Write-off	September 30, 2024

Merchant portfolio	309,677	555,353	(1,033)	863,997
Credit card	3,131	55,941	—	59,072
	312,808	611,294	(1,033)	923,069

5.4.4.       Allowance for expected credit losses of loans operations

Stage 1	December 31, 2023	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	September 30, 2024

Merchant portfolio	(57,576)	(51,722)	28,925	3,803	(3,783)	(136)	—	(80,489)
Credit card	(200)	(4,784)	1,208	152	(126)	(16)	—	(3,766)
	(57,776)	(56,506)	30,133	3,955	(3,909)	(152)	—	(84,255)

Stage 2	December 31, 2023	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	September 30, 2024

Merchant portfolio	(3,445)	(7,097)	3,783	26,108	(28,925)	(267)	—	(9,843)
Credit card	—	36	126	279	(1,208)	—	—	(767)
	(3,445)	(7,061)	3,909	26,387	(30,133)	(267)	—	(10,610)

Stage 3	December 31, 2023	Acquisition / (Settlement)		Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	September 30, 2024

Merchant portfolio	(840)	(689)		136	267	(3,803)	(26,108)	1,033	(30,004)
Credit card	—	19	0	16	—	(152)	(279)	—	(396)
	(840)	(670)		152	267	(3,955)	(26,387)	1,033	(30,400)

Consolidated 3 stages	December 31, 2023	Acquisition / (Settlement)	Write-off	September 30, 2024

Merchant portfolio	(61,861)	(59,508)	1,033	(120,336)
Credit card	(200)	(4,729)	—	(4,929)
	(62,061)	(64,237)	1,033	(125,265)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

5.5.	Financial assets from banking solutions

As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts must be fully collateralized by government securities, and/or deposits at BACEN. At September 30, 2024, the amount of financial assets from banking solutions was R$ 7,558,492 (December 31, 2023 - R$ 6,397,898).

5.6.	Financial liabilities

5.6.1. Retail deposits

	September 30, 2024	December 31, 2023

Deposits from retail clients	6,695,772	6,119,455
Time deposits from retail clients (a)	120,980	—
	6,816,752	6,119,455

(a)	During the second quarter of 2024, the Company issued for the first time Time deposits to its retail clients. Principal and interest of such liabilities are paid at maturity, which may vary significantly in time but currently provide daily liquidity to clients.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

5.6.2. Changes in financial liabilities

The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	September 30, 2024

Bonds	2,402,698	—	—	(1,610,349)	(114,617)	365,718	—	71,508	1,114,958
Debentures, financial bills and commercial papers (a)	1,116,252	2,147,200	—	—	(67,953)	—	—	141,024	3,336,523
Time deposits (b)	—	1,868,368	—	(205,670)	(1,810)	—	—	21,537	1,682,425
Obligations to open-end FIDC quota holders	452,128	134,781	—	(56,691)	(3,576)	—	—	43,860	570,502
Institutional deposits and marketable debt securities	3,971,078	4,150,349	—	(1,872,710)	(187,956)	365,718	—	277,929	6,704,408

Current	475,319								1,763,481
Non-current	3,495,759								4,940,927

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	September 30, 2024
Obligations to closed-end FIDC quota holders (c)	53,103	2,325,984	—	(50,000)	(149,409)	—	(206,769)	174,615	2,147,524
Bank borrowings and working capital facilities	1,321,348	2,161,279	—	(2,519,765)	(114,862)	66,373	—	110,804	1,025,177
Leases	173,683	43,925	(6,093)	(53,228)	(11,094)	204	—	11,094	158,491
Other debt instruments	1,548,134	4,531,188	(6,093)	(2,622,993)	(275,365)	66,577	(206,769)	296,513	3,331,192

Current	1,404,678								1,053,492
Non-current	143,456								2,277,700

 _________________

(a)	On June 19, 2024 the subsidiary Stone SCFI concluded its first issuance of financial bills. After this, Stone SCFI has started the issuance of private financial bills. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.

(b)	In the second quarter of 2024, Stone SCFI started the issuance of Time deposits, representing the first issuance of interest bearing deposits following the authorization granted by the BACEN to start operations earlier this year. The certificates are held by multiple counterparties and maturities up to December 2027. The principal and interest of this type of issuance are mainly paid at the maturity indexed to CDI rate.

(c)	This note covers all closed-end FIDCs, including ACR I and TAPSO. FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984. The contribution was made by a special purpose vehicle funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding our prepayment business through this FIDC. FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$. In July 2024, in the TAPSO fund, there was a full redemption of senior shares.

5.7.	Derivative financial instruments, net

The Group uses derivative instruments as part of its risk management strategy, as defined in the Market Risk Management Policy. It aims to hedge against exposure to fluctuations in exchange rates, interest rates, and other risk factors that may impact its financial operations. These instruments mitigate the effects of adverse market fluctuations and preserve the Company’s financial stability. The derivatives contracted are continuously monitored to ensure compliance with the Company’s internal risk policies and applicable regulatory requirements.

Depending on the instrument and the risk being hedged, derivative strategies may be accounted for as economic hedges or designated for hedge accounting under the categories of fair value hedge accounting or cash flow hedge accounting.

The Group executes exchange-traded and Over-the-counter (“OTC”) instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following the Counterparty Policy, and internal Committees monitor and control the counterparty risk associated with those transactions.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

	September 30, 2024
	Notional Amount	Asset (fair Value)	Liabilities (fair Value)	Net

Cash flow hedge
Foreign exchange rate swap	2,649,101	32,896	(53,622)	(20,726)
Fair value hedge
Interest rate swap	2,325,958	—	(30,159)	(30,159)
Economic hedge
NDF	12,835	3,851	(1,480)	2,371
Interest rate swap	9,812,387	13,944	—	13,944
M&A derivatives
Call options	n/a	1,491	—	1,491
Total	14,800,281	52,182	(85,261)	(33,079)

	December 31, 2023
	Notional Amount	Asset (Fair Value)	Liabilities (Fair Value)	Net

Cash Flow Hedge
Foreign Exchange Rate Swap	2,526,603	—	(311,445)	(311,445)
Economic Hedge
NDF	7,030	629	(302)	327
Interest Rate Swap	6,079,500		(4,424)	(4,424)
M&A Derivatives
Call options	n/a	3,553	—	3,553
Total	8,613,133	4,182	(316,171)	(311,989)

5.7.1. Economic hedge

The Company engages in certain hedging transactions to mitigate specific financial risks, such as fluctuations in exchange rates and interest rates. However, according to the criteria established by international accounting standards, some of these transactions are not formally designated for hedge accounting.

Although these derivatives are used to manage economic risks, changes in their fair value are recognized directly in profit or loss for the period without the application of the specific accounting treatments of hedge accounting. This means that the gains and losses generated by these instruments are fully accounted for in profit or loss as they occur, reflecting changes in the fair value of the derivatives.

The decision not to apply hedge accounting to these transactions may be due to considerations such as the administrative cost of the formal documentation required by hedge accounting standards, the nature of the instruments, or the desired operational flexibility. Nevertheless, the Company continues monitoring these instruments to ensure their use aligns with the overall risk management strategy,

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

5.7.2. Hedge accounting

5.7.2.1. Cash flow hedge

The Company uses cash flow hedging to protect against future cash flow fluctuations arising from exposure to specific risks, such as changes in exchange rates or interest rates. In accordance with IFRS, changes in the fair value of instruments designated as cash flow hedges are initially recorded in other comprehensive income within equity. When the hedged item impacts revenues or expenses, these amounts are reclassified to profit or loss.

Cash flow hedge accounting is applied when the hedging relationship meets the required criteria under hedge accounting standards, including proper documentation at the time the hedge is contracted, and provided that the hedge is considered highly effective over time in mitigating the risk of cash flow fluctuations.

The Company regularly reviews hedge effectiveness to ensure that gains or losses on the hedging instruments are appropriately accounted for. Any hedge ineffectiveness identified is immediately recognized in profit or loss for the period.

5.7.2.2. Fair value hedge

The Company applies fair value hedge accounting to protect against changes in the fair value of assets or liabilities arising from exposure to specific risks, such as changes in exchange rates or interest rates. In accordance with IFRS, changes in the fair value of both the hedging instrument and the hedged item are recognized directly in profit or loss for the period. This allows gains or losses on the hedging instrument to offset, in whole or in part, the losses or gains on the hedged item.

For a fair value hedge to be accounted for in this manner, the hedging relationship must meet specific criteria, such as formal documentation of the hedging objective and evidence that the hedge is highly effective in offsetting changes in the hedged item's fair value over time.

The Company conducts regular effectiveness tests to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss for the period.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts and fair values:

	September 30, 2024
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Foreign exchange rate swap	—	467,875	2,181,226	2,649,101
Interest rate swap	4,747,195	5,035,192	2,355,958	12,138,345
NDF	12,835	—	—	12,835
Total	4,760,030	5,503,067	4,537,184	14,800,281

Asset (fair value)
Foreign exchange rate swap	—	32,896	—	32,896
Interest rate swap	4,398	9,202	344	13,944
NDF	3,851	—	—	3,851
Liability (fair value)
Foreign exchange rate swap	—	—	(53,622)	(53,622)
Interest rate swap	—	—	(30,159)	(30,159)
NDF	(1,480)	—	—	(1,480)
Total	6,769	42,098	(83,437)	(34,570)

	December 31, 2023
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Foreign exchange rate swap	—	—	2,526,603	2,526,603
NDF	7,030	—	—	7,030
Interest rate swap	2,692,500	3,354,400	32,600	6,079,500
Total	2,699,530	3,354,400	2,559,203	8,613,133

Asset (fair value)
NDF	629	—	—	629
Liability (fair value)
Foreign exchange rate swap	—	—	(311,445)	(311,445)
Interest rate swap	(2,076)	(2,180)	(168)	(4,424)
NDF	(302)	—	—	(302)
Total	(1,749)	(2,180)	(311,613)	(315,542)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

5.8.       Financial risk management

The Group’s activities expose it to market, liquidity, credit, and counterparty risks. The two main market risks for the Group are interest rates and exchange rates. Interest rate risk arises as the Group originates assets at fixed rates (credit card prepayment and loans) and with funding through fixed and floating rates with unmatched maturities of such assets. The second risk arises from fluctuations in exchange rates among Brazilian Reais and the currencies of countries where the Group has subsidiaries in addition to its indebtedness and expenses denominated in currencies other than the Brazilian Real. The Group’s main liquidity risk is its potential inability to raise financing to continue its prepayment and credit business, is a significant component of its revenues. Potential loss from its loan portfolio is the main credit risk faced by the Group. The counterparty risk is mainly generated by the counterparties with which the Group engages for financial contracts for hedging, investments and committed funding, in addition to its inherent credit risk exposure to credit card issuers.

The Board of Directors has approved policies, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. It is the Group’s policy not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on its nature and the type of risk associated.

The Group’s financial risk management is carried out by the Risk Management Area.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

5.9.	Financial instruments by category

5.9.1.       Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

September 30, 2024
Short and Long-term investments	—	373,652	32,629	406,281
Financial assets from banking solutions	7,558,492	—	—	7,558,492
Accounts receivable from card issuers	—	—	26,310,219	26,310,219
Trade accounts receivable	407,417	—	—	407,417
Loans operations portfolio	797,804	—	—	797,804
Derivative financial instruments(a)	—	51,838	—	51,838
Receivables from related parties	628	—	—	628
Other assets	518,915	—	—	518,915
	9,283,256	425,490	26,342,848	36,051,594

December 31, 2023
Short and Long-term investments	—	3,481,496	45,702	3,527,198
Financial assets from banking solutions	5,250,496	1,147,402	—	6,397,898
Accounts receivable from card issuers	5,877	—	23,971,232	23,977,109
Trade accounts receivable	488,480	—	—	488,480
Loans operations portfolio	250,747	—	—	250,747
Derivative financial instruments(a)	—	4,182	—	4,182
Receivables from related parties	2,512	—	—	2,512
Other assets	518,362	—	—	518,362
	6,516,474	4,633,080	24,016,934	35,166,488

(a)	Derivative financial instruments as of September 30, 2024 of R$ 20,726 (December 31, 2023 – R$ 311,445) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

5.9.2.       Financial liabilities by category

	Amortized cost	FVPL	Total

September 30, 2024
Retail deposits	6,816,752	—	6,816,752
Accounts payable to clients	16,603,413	—	16,603,413
Trade accounts payable	564,346	—	564,346
Institutional deposits and marketable debt securities	6,704,408	—	6,704,408
Other debt instruments(a)	1,183,668	2,147,524	3,331,192
Derivative financial instruments	—	1,480	1,480
Other liabilities	292,602	282,798	575,400
	32,165,189	2,431,802	34,596,991

December 31, 2023
Retail deposits	6,119,455	—	6,119,455
Accounts payable to clients	19,199,127	—	19,199,127
Trade accounts payable	513,877	—	513,877
Institutional deposits and marketable debt securities	3,971,078	—	3,971,078
Other debt instruments	1,548,134	—	1,548,134
Derivative financial instruments	—	316,171	316,171
Other liabilities	119,526	410,504	530,030
	31,471,197	726,675	32,197,872

_____________________

(a)	The debt designated for hedge accounting as the hedged item in a fair value hedge is adjusted for changes on its fair value only attributable to the specifically designated risks being hedged.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

5.10.	Fair value measurement

5.10.1.       Assets and liabilities by fair value hierarchy

The following table shows an analysis of financial instruments measured at fair value by level of the fair value hierarchy:

	September 30, 2024		December 31, 2023
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a) (b)	406,281	I /II	3,527,198	I /II
Financial assets from banking solutions(b)	—	I	1,147,402	I
Accounts receivable from card issuers(c)	26,310,219	II	23,971,232	II
Derivative financial instruments(d)	51,838	II	4,182	II
	26,768,338		28,650,014

Liabilities measured at fair value
Other debt instruments(g)	2,147,524	II	—	II
Derivative financial instruments(d)	1,480	II	316,171	II
Other liabilities(e) (f)	282,798	III	410,504	III
	2,431,802		726,675

(a)	Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.

(b)	Sovereign bonds are priced using quotations from Anbima public pricing method.

(c)	For accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.

(d)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.

(e)	These are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

(f)	The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognized the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 201,778 was recorded in the consolidated statement of financial position as of September 30, 2024 as a financial liability under Other liabilities (December 31, 2023 - R$ 178,721).

(g)	For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items, and using market value of senior quotas liabilities

In the nine month periods ended September 30, 2024 and 2023, there were no transfers between level I and level II and between level II and level III fair value measurements.

5.10.2.       Fair value of financial instruments not measured at fair value

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

	September 30, 2024		December 31, 2023
	Book value	Fair value	Book value	Fair value
Financial assets
Loans operations portfolio	797,805	743,583	250,747	250,877
	797,805	743,583	250,747	250,877

Financial liabilities
Accounts payable to clients	16,603,414	15,628,148	19,199,127	18,685,622
Institutional deposits and marketable debt securities	6,704,408	6,638,153	3,971,077	4,692,866
	23,307,822	22,266,301	23,170,204	23,378,488

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

6.       Other assets

	September 30, 2024	December 31, 2023

Customer deferred acquisition costs	205,259	190,239
Prepaid expenses (a)	100,854	189,371
Salary advances	65,351	10,837
Receivables from the sale of associates and subsidiaries (b)	52,325	18,676
Suppliers advances	26,186	35,835
Security deposits	14,002	14,230
Judicial deposits	12,971	22,507
Convertible loans	12,294	11,267
Other	29,673	25,400
Total	518,915	518,362

Current	373,871	380,854
Non-current	145,044	137,508

(a)	These expenditures include, but are not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.
The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss once the prepaid services are consumed by the Group.
The balance is comprised mainly by prepaid software subscriptions and licenses in the amount of R$ 63,810 (December 31, 2023 - R$ 32,639), and prepaid media in the amount of R$ 12,997 (December 31, 2023 - R$ 114,260).

(b)	Refers to balances receivable from buyers for the sale of the equity interest of Pinpag and Everydata Group Ltd. (“StoneCo CI”) and its subsidiaries (namely, the Creditinfo Caribbean companies).

7.       Recoverable taxes

	September 30, 2024	December 31, 2023

Withholding income tax on financial income(a)	344,043	101,579
Income tax and social contribution	15,976	9,584
Other withholding income tax	3,312	19,710
Contributions over revenue(b)	2,755	544
Other taxes	9,918	14,922
	376,004	146,339

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to income taxes, social contributions, and withholding tax prepayments that have been offset against income tax payable.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

8.	Income taxes

The Company is headquartered in the Cayman Islands and there is no income tax in that jurisdiction. Some of the income earned by the Company is related to transactions abroad which are subject to a 15% rate of withholding tax.

8.1.       Reconciliation of income tax expense

Considering the fact that the Company is an entity located in the Cayman Islands which has no income tax, for the purpose of the following reconciliation of income tax expense to profit (loss) for the periods ended September 30, 2024 and 2023, as Brazil is the jurisdiction in which most of the Group’s transactions takes place, the combined Brazilian statutory income tax rates at 34% was applied.

In Brazil such combined rate is applied, in general, to all entities and comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Profit before income taxes	1,805,628	1,232,618	669,924	503,533
Brazilian statutory rate	34%	34%	34%	34%
Tax (expense) at the statutory rate	(613,914)	(419,090)	(227,774)	(171,201)

Additions (exclusions):
Profit (loss) from entities subject to different tax rates	205,280	111,941	78,372	65,438
Profit (loss) from entities subject to different tax rates - Mark to market on equity securities designated at FVPL	—	10,395	—	—
Other permanent differences	(9,077)	(15,345)	(435)	(14,235)
Equity pickup on associates	90	1,182	128	879
Unrecognized deferred taxes	(24,220)	(12,255)	2,213	(2,351)
Use of previously unrecognized tax losses	190	904	(35)	(1,051)
Previously unrecognized on deferred income tax (temporary and tax losses)	16,925	23,529	(1,652)	23,529
Research and development tax benefits "Lei do Bem"	27,283	5,482	18,471	3,240
Other tax incentives	6,588	4,876	3,665	3,555
Total income tax and social contribution benefit/(expense)	(390,855)	(288,381)	(127,047)	(92,197)
Effective tax rate	21.6%	23.4%	19.0%	18.3%

Current income tax and social contribution	(369,903)	(252,935)	(112,674)	(135,182)
Deferred income tax and social contribution	(20,952)	(35,446)	(14,373)	42,985
Total income tax and social contribution benefit/(expense)	(390,855)	(288,381)	(127,047)	(92,197)

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

8.2.       Deferred income taxes by nature

	December 31, 2023	Recognized against other comprehensive income	Recognized against profit or loss	Recognized against goodwill	September 30, 2024

Assets at FVOCI	179,944	1,162	—	—	181,106
Losses available for offsetting against future taxable income	343,313	—	(3,252)	—	340,061
Other temporary differences	302,551	—	27,681	—	330,232
Tax deductible goodwill	42,625	—	(37,460)	—	5,165
Share-based compensation	123,211	—	19,372	—	142,583
Contingencies arising from business combinations	36,320	—	2,833	—	39,153
Technological innovation benefit	(9,038)	—	(36,638)	—	(45,676)
Temporary differences under FIDC	(224,733)	—	(34,413)	—	(259,146)
Intangible assets and property and equipment arising from business combinations	(676,215)	—	40,925	(5,800)	(641,090)
Deferred tax, net	117,978	1,162	(20,952)	(5,800)	92,388

8.3.       Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 139,254 (December 31, 2023 – R$ 133,710) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

9.	Property and equipment

9.1.       Changes in Property and equipment

	December 31, 2023	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	Business combination (a)	September 30, 2024

Cost
Pin Pads & POS	2,359,314	511,015	(121,187)	—	—	—	2,749,142
IT equipment	295,330	24,406	(29,281)	—	(53)	423	290,825
Facilities	77,594	3,389	(558)	2,021	(4)	—	82,442
Machinery and equipment	23,950	2,927	(1,882)	—	(7)	—	24,988
Furniture and fixtures	22,684	483	(384)	—	(6)	15	22,792
Vehicles and airplane	27,175	346	(38)	—	(11)	—	27,472
Construction in progress	30,962	14,815	(1,090)	(2,021)	—	—	42,666
Right-of-use assets - equipment	4,880	—	(197)	—	—	—	4,683
Right-of-use assets - vehicles	31,976	22,414	(23,116)	—	—	—	31,274
Right-of-use assets - offices	179,154	20,385	(15,928)	—	(77)	—	183,534
	3,053,019	600,180	(193,661)	—	(158)	438	3,459,818
Depreciation
Pin Pads & POS	(1,065,406)	(394,623)	123,493	—	—	—	(1,336,536)
IT equipment	(172,517)	(41,239)	24,659	—	(141)	—	(189,238)
Facilities	(30,507)	(10,620)	408	—	545	—	(40,174)
Machinery and equipment	(20,039)	(5,390)	1,778	—	1,257	—	(22,394)
Furniture and fixtures	(6,798)	(1,794)	239	—	(3)	—	(8,356)
Vehicles and airplane	(5,468)	(2,309)	35	—	(5)	—	(7,747)
Right-of-use assets - equipment	(1,150)	(46)	197	—	—	—	(999)
Right-of-use assets - Vehicles	(23,302)	(12,200)	18,212	—	—	—	(17,290)
Right-of-use assets - Offices	(65,935)	(26,360)	15,441	—	171	—	(76,683)
	(1,391,122)	(494,581)	184,462	—	1,824	—	(1,699,417)

Property and equipment, net	1,661,897	105,599	(9,199)	—	1,666	438	1,760,401

_____________________

(a)	More details in Note 20.

9.2.       Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Cost of services	507,156	443,813	173,067	153,474
Administrative expenses	168,353	179,052	80,557	60,404
Selling expenses	29,883	34,273	10,209	9,078
Depreciation and Amortization charges	705,392	657,138	263,833	222,956
Depreciation charge	494,581	434,599	171,785	150,978
Amortization charge	210,811	222,539	92,048	71,978
Depreciation and Amortization charges	705,392	657,138	263,833	222,956

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

10.	Intangible assets

10.1.       Changes in Intangible assets

	December 31, 2023	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination (a)	September 30, 2024

Cost
Goodwill - acquisition of subsidiaries	5,634,903	—	(44,535)	—	—	(191)	45,280	5,635,457
Customer relationships	1,793,696	2,070	(15,440)	—	—	—	6,556	1,786,882
Trademarks and patents	550,999	2,067	(11,841)	—	—	—	—	541,225
Software	1,334,698	118,820	(48,668)	54,175	—	(59)	10,502	1,469,468
Non-compete agreement	26,024	—	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	—	5,674
Software in progress	274,608	259,841	(13,923)	(53,835)	—	—	—	466,691
Right-of-use assets - Software	50,558	1,127	(283)	—	—	(2)	—	51,400
	9,671,160	383,925	(134,690)	340	—	(252)	62,338	9,982,821
Amortization
Customer relationships	(343,981)	(44,816)	11,745	—	—	—	—	(377,052)
Trademarks and patents	(20,219)	(7,250)	3,560	—	—	—	—	(23,909)
Software	(474,163)	(143,922)	41,040	(340)	(414)	481	—	(577,318)
Non-compete agreement	(12,834)	(3,654)	—	—	—	—	—	(16,488)
Operating license	(5,673)	—	—	—	—	—	—	(5,673)
Right-of-use assets - Software	(19,371)	(11,169)	283	—	—	—	—	(30,257)
	(876,241)	(210,811)	56,628	(340)	(414)	481	—	(1,030,697)

Intangible assets net	8,794,919	173,114	(78,062)	—	(414)	229	62,338	8,952,124

_____________________

(a)	More details in Note 20.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

11.	Transactions with related parties

Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

The following transactions were carried out with associates related parties:

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Sales of services
Associates (legal and administrative services)(a)	19	119	—	42
Entity controlled by a key management personnel(b)	—	4	—	1
Total	19	123	—	43

Purchases of goods and services
Associates (transaction services)(b)	(1,798)	(2,320)	(661)	(794)
Total	(1,798)	(2,320)	(661)	(794)

(a)	Related to services provided to Trinks until May 2, 2024, when the Group acquired 100% of the equity capital and Trinks started to be consolidated into these financial statements.

(b)	Related mainly to expenses paid to Trinks, Dental Office, APP Sistemas, Agilize, Neomode and Tablet Cloud for consulting services, marketing expenses, sales commissions and software license to new customer’s acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

11.1.       Balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2024	December 31, 2023

Loans to associate	628	2,512
Total	628	2,512

As of September 30, 2024, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

12.	Provision for contingencies

The Group’s companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

12.1.       Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities are summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2023	35,862	39,705	133,299	208,866
Additions	44,999	51,360	2	96,361
Reversals	(17,435)	(14,411)	—	(31,846)
Interests	2,963	5,768	10,381	19,112
Payments	(25,967)	(8,958)	(9,985)	(44,910)
Balance as of September 30, 2024	40,422	73,464	133,697	247,583

	Civil	Labor	Tax	Total

Balance as of December 31, 2022	25,324	24,460	160,592	210,376
Additions	33,473	17,425	8,400	59,298
Reversals	(8,456)	(19,655)	(4,712)	(32,823)
Interests	3,334	2,772	15,056	21,162
Payments	(11,994)	(1,060)	(14,697)	(27,751)
Balance as of September 30, 2023	41,681	23,942	164,639	230,262

12.1.1.       Civil lawsuits

In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered significant. The nature of the civil litigation has been categorized according to the primary business fronts of the Group. Substantial provisions are specifically summarized in two of these business domains, namely (i) acquiring, totaling R$ 20,524 as of September 30, 2024 (R$ 18,556 as of December 31, 2023) and (ii) banking, totaling R$ 16,332 as of September 30, 2024 (R$ 12,559 as of December 31, 2023).

12.1.2.       Labor claims

In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.

12.2.       Possible losses, not provided for in the statement of financial position

The Group is party to the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	September 30, 2024	December 31, 2023

Civil	63,626	50,762
Labor	2,837	2,179
Tax	92,645	181,163
	159,108	234,104

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

12.2.1.       Civil lawsuits

The Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Group’s primary business fronts, mainly: (i) acquiring, amounting to R$ 10,996 as of September 30, 2024 (R$ 9,239 as of December 31, 2023); and (ii) software, amounting to R$ 28,767 as of September 30, 2024 (R$ 28,412 as of December 31, 2023).

For the acquiring business, there is a noteworthy lawsuit filed by a business partner who was responsible for a portion of the acquisition and referral of commercial establishments. The amount considered as a possible loss is R$11,066 as of September 30, 2024 (R$ 10,706 as of December 31, 2023). For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 26,457 as of September 30, 2024 (R$ 25,596 as of December 31, 2023).

The Group is also involved in a securities class action related to its credit product. However, due to the early stages of litigation and the lack of economic expert analysis or the benefit of discovery, we do not believe potential damages can be reasonably quantified or estimated.

12.2.2 Tax litigations

Action for annulment of tax debits regarding the tax assessment issued by the state tax authorities on the understanding that the Group would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to state tax at the rate of 25% and a fine equivalent to 50% of the updated tax amount for failure to issue ancillary tax obligations. As of September 30, 2024, the updated amount recorded as a probable loss is R$ 30,156 (December 31, 2023 - R$ 27,937), and the amount of R$ 30,482 (December 31, 2023 - R$ 29,727) is considered as a possible loss (contingency arising from the acquisition of Linx).

During 2022 and 2023, the Group received tax assessment issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. Considering a partial victory and reduction of the amounts being claimed, as of September 30, 2024 the updated amount of claims are R$ 36,652 (December 31,2023 – R$ 129,141). Considering the partial and definitive victory and the consecutive reduction the cases are classified as possible loss.

12.3.       Judicial deposits

For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of September 30, 2024 is R$ 12,971 (December 31, 2023 - R$ 22,507), which are included in Other assets in non-current assets. Regarding the reduction of the amounts, regarding the tax values, these are amounts deposited in court, which were converted in favor of the Public Treasury, resulting from active legal action which discussed the incidence of taxation on software operations.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

13.	Equity

13.1       Authorized capital

On September 30, 2024 and December 31, 2023, the Company’s issued capital totaled R$ 76 thousand. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

13.2.       Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

There were no changes in the number of shares during the nine months ended September 30, 2024:

	Number of shares
	Class A	Class B	Total

As of December 31, 2023	295,498,750	18,748,770	314,247,520
As of September 30, 2024	295,498,750	18,748,770	314,247,520

13.3.       Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On September 21, 2023, the Company's Board of Directors approved a new program under which the Company may repurchase up to R$ 300,000 in outstanding Class A common shares ("New Repurchase Program"). The New Repurchase Program went into effect after the date of the resolution.

Following the New Repurchase Program concluded in early November 2023, on November 9, 2023 the amount of R$ 292,745 was used to repurchase shares. As a result, the Company's Board of Directors approved an additional share repurchase program. Under this program, the Company may repurchase up to R$ 1 billion in Class A common shares (“Additional Share Repurchase Program”). As of September 30, 2024 the Company had already repurchased R$978,933 under this program.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

As of December 31, 2023 the Company holds 5,311,421 Class A common shares in treasury. The main transactions involving treasury shares during the calendar year ended on December 31, 2023 were: (i) sale of 16,641 Class A common shares to Pagar.me, which were used for payment of contingent consideration related to acquisition of Trampolin, which originally occurred in August 2021; (ii) delivery of 824 shares in the context of the transaction completed with Vitta Group in May 2020; (iii) delivery of 132,607 shares to Linx founding shareholders, in accordance with the non-compete agreement signed; (iv) delivery of 375,531 shares due to vesting of RSUs awards; (v) transfer of 130,488 treasury shares due to the anti-dilutive mechanism of the IPO pool signed with the founders of the Company; and (vi) repurchase of 5,733,740 Class A shares in the amount of R$ 292,745.

In the nine months ended of 2024, the movements in treasury shares correspond to (i) delivery of 132,606 shares to Linx founding shareholders, by the non-compete agreement signed; (ii) delivery of 892,662 shares due to the vesting of RSUs awards; (iii) repurchase of 13,202,939 Class A shares in the amount of R$ 978,993; (iv) delivery of 16,639 StoneCo shares to the founders of Trampolin Pagamentos S.A. (incorporated by Pagar.me) as payment.

As of September 30, 2024, the Company holds a balance of 17,472,453 Class A common shares in treasury.

13.4. Other comprehensive income (OCI)

OCI represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(40,244)	(41,266)
Accounts receivable from card issuers at fair value	(350,609)	(348,529)
Unrealized loss on cash flow hedge	(120,570)	(197,188)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in fair value of equity instruments designated at fair value	291,623	254,353
Effects of hyperinflationary accounting	15,603	12,181
Total	(204,197)	(320,449)

14.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the controlling shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share considers the number of shares outstanding for the purposes of basic earnings plus (when dilutive) the number of potentially issuable shares.

All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

14.1.       Numerator of earnings per share

In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Net income attributable to controlling shareholders	1,408,787	940,762	539,692	408,754
Numerator of basic EPS	1,408,787	940,762	539,692	408,754

In determining the numerator of diluted EPS, earnings attributable to the Group is allocated as follows:

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Net income attributable to controlling shareholders	1,408,787	940,762	539,692	408,754
Numerator of diluted EPS	1,408,787	940,762	539,692	408,754

14.2.       Basic and Diluted earnings per share

The following table contains the EPS of the Group for the nine and three months ended September 30, 2024 and 2023 (in thousands except share and per share amounts):

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Numerator of basic EPS	1,408,787	940,762	539,692	408,754

Weighted average number of outstanding shares	304,408,963	313,213,183	296,827,568	313,806,713
Weighted average number of contingently issuable shares with conditions satisfied	194,056	—	194,056	—
Denominator of basic EPS	304,603,019	313,213,183	297,021,624	313,806,713

Basic earnings per share - R$	4.62	3.00	1.82	1.30

Numerator of diluted EPS	1,408,787	940,762	539,692	408,754

Share-based instruments (a)	6,524,523	12,857,238	6,549,581	13,082,197
Denominator of basic EPS	304,603,019	313,213,183	297,021,624	313,806,713
Denominator of diluted EPS	311,127,542	326,070,421	303,571,205	326,888,910

Diluted earnings per share - R$	4.53	2.89	1.78	1.25

(a)	Including share-based compensation and non-compete agreement with founders of Linx S.A. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments.

14.3.       Detail of potentially issuable common shares for purposes of Diluted EPS

The potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

	Nine months ended September 30, 2024	Three months ended September 30, 2024

Shares issuable under share-based payment plans for which performance conditions have already been met	13,731,581	13,900,161
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(7,472,269)	(7,615,791)
Other total weighted average shares potentially issuable for no additional consideration	265,211	265,211
Share-based instruments	6,524,523	6,549,581

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

15.	Revenue and income

15.1.       Timing of revenue recognition

Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to client are recognized at a point in time, except for membership fees which are recognized over time as mentioned in Note 2.1. All other revenue and income are recognized over time.

The Group has recognized revenue to those membership fees in the amount of R$ 73,553 in the nine months ended September 30, 2024 (September 30, 2023 - R$ 241,672).

During the nine months ended September 30, 2024 the Group billed R$ 220,295 in membership fees (nine months ended September 30, 2023 - R$ 241,672).

Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 38,539 of registry business fee in the nine months ended September 30, 2024 (R$ 65,137 in nine months ended September 30, 2023).

16.	Expenses by nature

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Personnel expenses	2,161,223	2,007,056	753,231	655,769
Transaction and client services costs (a)	1,103,587	933,847	377,300	355,417
Marketing expenses and sales commissions (b)	750,313	565,073	233,459	203,128
Depreciation and amortization (Note 9.2)	705,392	657,138	263,833	222,956
Third parties services	217,209	193,116	76,535	83,930
Other	246,798	189,239	72,796	55,672
Total expenses	5,184,522	4,545,469	1,777,154	1,576,872

____________________

(a)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services, allowance for expected credit losses and other costs.

(b)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

17. Financial expenses, net

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Finance cost of sale of receivables	1,867,300	2,449,368	568,809	863,804
Other interest on loans and financing	502,934	212,248	218,390	66,324
Interest on bond	235,080	307,732	62,574	102,463
Foreign exchange (gains) and losses	(28,258)	(13,414)	(18,184)	28
Other	81,077	100,431	78,945	26,263
Total	2,658,133	3,056,365	910,534	1,058,882

18.	Employee benefits

18.1.       Share-based payment plans

The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy of the Group. The following table outlines the key share-based awards movements - in number of shares - as of September 30, 2024 and December 31, 2023.

	Equity
	RSU	PSU	Option	Total

Number of shares
As of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
Granted	3,271,739	213,099	—	3,484,838
Cancelled	(1,784,013)	(3,657,328)	—	(5,441,341)
Delivered	(1,312,301)	—	—	(1,312,301)
As of September 30, 2024	12,604,982	4,860,819	45,159	17,510,960

18.1.1.       Restricted share units ("RSU")

RSUs have been granted to certain key employees under the Long-Term Incentive Plan (“LTIP”) to incentivize and reward such individuals. These awards are equity-classified for accounting purposes and may be granted as part of the annual equity bonus and also as special recognition equity awards with a weighted average vesting period of 2.9 years, subject to and conditioned upon the achievement of certain targets which are generally solely service conditions. Assuming these conditions are met, awards are settled through Class A common shares. If the applicable conditions are not achieved, the awards are forfeited for no consideration.

In the third quarter of 2024, the Company granted 496,122 RSU’s with an average grant-date fair value of R$ 66.90, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, 656,441 RSUs vested in the third quarter, resulting in a delivery through treasury shares of 381,827 shares net of withholding taxes.

In the nine months ended September 30, 2024, the Company granted 3,271,739 RSU’s with an average grant-date fair value of R$ 79.45, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, 1,312,301 RSUs vested in the nine months ended September 30, 2024, resulting in a delivery through treasury shares of 892,662 shares net of withholding taxes.

On September 30, 2024, 134,553 vested RSUs were pending settlement by issuance of shares.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

18.1.2.       Performance share units ("PSU")

PSUs are equity classified for accounting purposes and the vast majority have been granted as part of special recognition equity awards with a weighted average vesting period of 2.7 years. PSU grants beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) or other financial performance for a specific period. If the minimum performance condition is not met the PSUs will not be delivered.

The fair value of the instruments is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

In the third quarter of 2024, the Company granted 19,080 new PSUs with an average grant-date fair value of R$ 7.18. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

In the nine months ended September 30, 2024, the Company granted 213,099 new PSUs with an average grant-date fair value of R$ 10.76. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. For the grants mentioned above, the main two inputs to the model were: (i) Risk–free interest rate between 3.54% and 5.32% according to 3-month LIBOR/SOFR forward curve for 3 and 5 years period, and (ii) annual volatility between 42.69% and 75.12%, based on the Company’s historical stock price.

18.1.3.       Options

The Group has granted awards as stock options, of which the exercise date will be between 3 and 10 years with a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model. On September 30, 2024, 14,592 (14,592 for the nine months ended September 30, 2023) stock options were exercisable.

18.1.4 Share-based payment expenses

During the nine months ended September 30,2024, a net reversal of R$ 40,461 was recognized as Other income (expenses), net due to events such as the forfeiture of 3,833,527 share-based instruments because of failure to satisfy service vesting condition.

The total expense related to share-based plans, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 158,359 for the nine months and R$ 68,202 for three months ended September 30, 2024 (R$ 181,645 for the nine months and R$ 61,120 for three months ended September 30, 2023).

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

19.	Other disclosures on cash flows

19.1.       Non-cash operating activities

	Nine months ended September 30,
	2024	2023

Fair value adjustment on loans designated at FVPL	—	(127,137)
Adjustment on FIDC obligations designated for fair value hedge (Note 5.6.2)	206,769	—
Fair value adjustment on equity securities designated at FVPL	4,131	30,574
Fair value adjustment in financial instruments designated at FVPL	210,900	(96,563)

Changes in the fair value of accounts receivable from card issuers at FVOCI	3,242	(122,093)
Fair value adjustment on equity instruments/listed securities designated at FVOCI (Note 5.1)	1,623	2,857

19.2.       Non-cash investing activities

	Nine months ended September 30,
	2024	2023

Property and equipment and intangible assets acquired through lease (Note 9.1 and 10.1)	43,926	64,637

19.3.       Non-cash financing activities

	Nine months ended September 30,
	2024	2023

Unpaid consideration for acquisition of non-controlling shares	653	796

19.4       Breakdown of interest income received, net of costs

	Nine months ended September 30,
	2024	2023

Interest income received on accounts payable to clients	5,110,040	4,274,410
Finance cost of sale of receivables on Accounts receivable from card issuers (Note 17)	(1,867,300)	(2,449,368)
Interest income received, net of costs	3,242,740	1,825,042

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

19.5.       Property and equipment, and intangible assets

	Nine months ended September 30,
	2024	2023

Additions of property and equipment (Note 9.1)	(600,180)	(504,236)
Additions of right of use (IFRS 16) (Note 9.1)	42,799	31,965
Payments from previous period	(65,348)	(176,835)
Purchases not paid at period end	61,673	57,302
Purchases of property and equipment	(561,056)	(591,804)

Additions of intangible assets (Note 10.1)	(383,925)	(362,078)
Additions of right of use (IFRS 16) (Note 10.1)	1,127	32,672
Payments from previous period	(14,117)	(6,593)
Purchases not paid at period end	8,676	2,829
Purchases and development of intangible assets	(388,239)	(333,170)

Net book value of disposed assets (Notes 9.1 and 10.1)	87,261	83,080
Net book value of disposed leases (Note 5.6.2)	(6,093)	(20,622)
Gain (loss) on disposal of property and equipment and intangible assets	(5,789)	(53,240)
Disposal of Pinpag property, equipment and intangible assets	(59,176)	—
Disposal of Cappta property, equipment and intangible assets, including goodwill	—	1,767
Outstanding balance	(11,809)	(10,470)
Proceeds from disposal of property and equipment and intangible assets	4,394	515

20.	Business combination

20.1        Trinks acquisition

On May 2, 2024, after buying shares from selling shareholders the Group obtained the control of Trinks with a 100% equity interest. Trinks was previously an associate and accounted for under the equity method. The Group previously held an equity interest of 19.9% in Trinks which was acquired on November 25, 2019. Trinks is an unlisted company based in the State of Rio de Janeiro, Brazil, that develops an integrated solution of management, focused mainly on the beauty service segment.

20.1.1. Financial position of business acquired

The preliminary allocation of assets acquired and liabilities assumed in the business combinations mentioned above are presented below. Identification and measurement of assets acquired, liabilities assumed, consideration transferred and goodwill are preliminary.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

Fair value	Trinks (as of May 2, 2024) (a)

Cash and cash equivalents	991
Short-term investments	1,788
Trade accounts receivable	1,379
Recoverable taxes	158
Property and equipment	438
Intangible assets - Customer relationship (b)	6,556
Intangible assets - Software (b)	10,502
Other assets	243
Total assets	22,055

Accounts payable to clients	187
Labor and social security liabilities	1,840
Taxes payable	252
Deferred tax liabilities	5,800
Total liabilities	8,079

Net assets and liabilities (b)	13,976
Consideration paid (Note 20.1.3)	59,256
Goodwill	45,280

(a)	Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are preliminary.

(b)	The Group carried out a preliminary fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 20.1.2.

20.1.2 Intangible assets recognized from business combinations

20.1.2.1 Customer relationship

Trinks

Amount	6,566
Method of evaluation	MEEM (*)
Estimated useful life(a)	4 years and 5 months
Discount rate(b)	17.1%
Source of information	Acquirer’s management internal projections

(*)	Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

20.1.2.2 Software

Trinks

Amount	10,502
Method of evaluation	Relief from royalties
Estimated useful life(a)	5 years
Discount rate(b)	17.1%
Source of information	Acquirer’s management internal projections

___________________

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

20.1.3 Consideration paid

The fair value of the consideration transferred on the business combination were as follows:

Trinks

Cash consideration paid to the selling shareholders	10,045
Cash consideration to be paid to the selling shareholders	30,135
Previously held equity interest in the acquire, at fair value (a)	11,789
Contingent consideration(b)	7,287
Total	59,256

_____________________

(a)	Refers to the interest in Trinks' shares previously held by the Group. As a result of the step acquisition, the Group recognized a gain of R$ 7,467 for the remeasurement of the previously held 19.9% interest in Trinks to fair value, of R$ 11,789, compared to its carrying amount, of R$ 4,322.

(b)	Refers to contingent consideration that may be paid in 2025 and 2027, the amount is based on predetermined formulas which consider mainly the net revenue of Trinks at the end of 2024 and 2026. The measurement of contingent consideration on the acquisition of Trinks is still preliminary.

21.	Segment information

In line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non-allocated activities:

•	Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business.

•	Software: Composed of our Strategic Verticals (Retail, Gas Stations, Food and Drugstores), Enterprise and Other Verticals. The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.

•	Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.

The Group used and continues to use Adjusted net income (loss) as the measure reported to the CODM about the performance of each segment.

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

21.1.       Statement of profit or loss by segment

	Nine months ended September 30, 2024			Three months ended September 30, 2024
	Financial Services	Software	Non allocated	Financial Services	Software	Non allocated

Total revenue and income	8,496,427	1,146,096	5,494	2,963,871	393,362	—

Cost of services	(2,013,540)	(496,788)	(16)	(691,011)	(168,033)	—
Administrative expenses	(514,399)	(206,550)	(2,561)	(187,996)	(68,270)	—
Selling expenses	(1,302,584)	(252,625)	(1,154)	(417,520)	(84,238)	—
Financial expenses, net	(2,613,127)	(31,457)	(74)	(896,471)	(9,417)	—
Other income (expenses), net	(240,472)	(19,948)	—	(94,899)	(6,540)	—
Total adjusted expenses	(6,684,122)	(1,007,368)	(3,805)	(2,287,897)	(336,498)	—

Gain (loss) on investment in associates	—	(257)	523	—	(154)	533
Adjusted profit before income taxes	1,812,305	138,471	2,212	675,974	56,710	533

Income taxes and social contributions	(395,436)	(22,707)	(428)	(133,755)	(12,618)	—
Adjusted net income for the period	1,416,869	115,764	1,784	542,219	44,092	533

	Nine months ended September 30, 2023			Three months ended September 30, 2023
	Financial Services	Software	Non allocated	Financial Services	Software	Non allocated

Total revenue and income	7,624,827	1,129,006	52,488	2,737,678	387,918	14,286

Cost of services	(1,678,284)	(499,417)	(2,364)	(603,029)	(170,444)	(13)
Administrative expenses	(522,551)	(228,068)	(24,471)	(171,228)	(65,089)	(7,220)
Selling expenses	(997,450)	(229,245)	(17,557)	(358,347)	(80,901)	(3,185)
Financial expenses, net	(2,973,043)	(39,343)	(674)	(1,030,206)	(14,091)	(215)
Other income (expenses), net	(259,879)	(15,791)	43	(88,406)	(2,162)	2
Total adjusted expenses	(6,431,207)	(1,011,864)	(45,023)	(2,251,216)	(332,687)	(10,631)

Gain (loss) on investment in associates	(3,985)	641	901	(994)	222	177
Adjusted profit before income taxes	1,189,635	117,783	8,366	485,468	55,453	3,832

Income taxes and social contributions	(288,325)	(32,768)	(1,016)	(90,723)	(17,897)	(1,050)
Adjusted net income for the period	901,310	85,015	7,350	394,745	37,556	2,782

Notes to Unaudited interim condensed consolidated financial statements
September 30, 2024
(In thousands of Brazilian Reais)

21.2.       Reconciliation of segment adjusted net income for the period with net income in the consolidated financial statements

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Adjusted net income – Financial Services	1,416,869	901,310	542,219	394,745
Adjusted net income – Software	115,764	85,015	44,092	37,556
Adjusted net income – Non allocated	1,784	7,350	533	2,782
Adjusted net income	1,534,417	993,675	586,844	435,083

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market from the investment in Banco Inter	—	30,574	—	—
Amortization of fair value adjustment (a)	(87,023)	(108,187)	(61,330)	(38,794)
Other income (loss)(b)	(60,338)	(5,553)	(1,963)	(2,427)
Tax effect on adjustments	27,717	33,728	19,326	17,474
Consolidated net income	1,414,773	944,237	542,877	411,336

______________________

(a)	Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b)	Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, reversal of litigation of Linx and divestment of assets and loss of control subsidiaries.